Exhibit 99.1

ObsEva Receives Nasdaq Non-Compliance Notice

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

Geneva, Switzerland and Boston, MA – August 22, 2022 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing novel therapies to improve women’s reproductive health, today announced that on August 19, 2022 it received a notification letter from The Nasdaq Stock Market (“Nasdaq”) advising the Company that it was not in compliance with Listing Rule 5450(b)(1)(A) requiring companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing. The notification letter from Nasdaq was based on the Company’s Form 6-K dated August 17, 2022, disclosing financial information for the period ended June 30, 2022, which reported shareholders’ equity of ($2,103,000). Under Nasdaq rules the Company would normally have 45 calendar days to submit a plan to regain compliance. However, Nasdaq has determined to shorten the response time for the Company to submit its plan pursuant to its discretionary authority set forth in Listing Rule 5101. The Company has until August 29, 2022 to submit a plan to regain compliance, and the Company intends to submit a plan by such date. If the plan is accepted, which there can be no assurance, the Company may be granted an extension of up to 180 calendar days from August 19, 2022 to regain compliance with this particular rule. If Nasdaq determines that the Company’s plan is not sufficient to achieve and sustain compliance, it may provide written notice to the Company that its securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

The notification letter has no immediate effect on the listing of the Company’s common stock, and its common stock will continue to trade on the Nasdaq Global Select Market under the symbol “OBSV” at this time.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. These forward-looking statements include statements regarding the Company’s intention to submit a plan to Nasdaq by August 29, 2022, and the potential impact of the Company’s planned restructuring and application to the Swiss court for a moratorium. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s application to the Swiss court for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties, in ObsEva’s ability to successfully restructure its operations and refocus the Company’s development and commercialization strategy, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on August 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438

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